Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: C. R. Bard, Inc.

Commission File No. 001-6926

On April 27, 2017, C. R. Bard, Inc. (“Bard”) made the following presentation available to employees of Bard in connection with Becton, Dickinson and Company’s pending acquisition of Bard.

Overview of Existing Equity Award Treatment upon the Closing of the Announced Merger with Becton Dickinson April 2017

FORWARD-LOOKING STATEMENTS The information presented herein contains estimates and other forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “outlook” and similar words, phrases or expressions are intended to identify such forward-looking statements, but other statements that are not historical facts may also be considered forward-looking statements. These forward-looking statements include statements about the benefits of the merger, including anticipated future financial and operating results, synergies, accretion and growth rates, BD’s, Bard’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure of the closing conditions to be satisfied, or any unexpected delay in closing the proposed merger, including the failure to obtain the necessary approval by Bard shareholders and the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings related to the proposed merger; risks relating to the integration of BD’s and Bard’s businesses, operations, products and employees, including the risk that this integration will be materially delayed or will be more costly or difficult than expected; the risk that the integration of the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized; the risk of higher than anticipated costs, fees, expenses and charges in relation to the proposed merger; access to available financing on a timely basis and reasonable terms; reputational risk and the reaction of BD’s and Bard’s employees, customers, suppliers or other business partners to the proposed merger, including a risk of loss of key senior management or other associates; developments, sales efforts, income tax matters, the outcomes of contingencies such as legal proceedings, and other economic, business, competitive and regulatory factors; as well as other risks, uncertainties and factors discussed in BD’s and Bard’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), available free of charge at the SEC’s website at www.sec.gov. BD and Bard do not intend, and disclaim any obligation, to update or revise any forward-looking statements contained in this communication to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations. ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction, BD will file a registration statement on Form S-4 with the SEC that will include a proxy statement of Bard that also constitutes a prospectus of BD. BD and Bard also plan to file other documents in connection with the proposed transaction with the SEC. INVESTORS AND SHAREHOLDERS OF BARD ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BD, BARD, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by BD or Bard with the SEC will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the documents filed with the SEC by BD at BD’s website at www.bd.com, in the “Investors” section by clicking the “Investors” link or by contacting BD Investor Relations at Monique_Dolecki@bd.com or calling 201-847-5378, and will be able to obtain free copies of the documents filed with the SEC by Bard at Bard’s website at www.crbard.com, in the “Investors” section by clicking the “Investors” link or by contacting Bard Investor Relations at Todd.garner@crbard.com or calling 908-277-8065. PARTICIPANTS IN THE SOLICITATION BD, Bard, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Bard’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bard shareholders in connection with the proposed merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about BD’s directors and executive officers is available in BD’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on December 15, 2016, and other documents subsequently filed by BD with the SEC. Information about Bard’s directors and executive officers is available in Bard’s proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 15, 2017, and other documents subsequently filed by Bard with the SEC.

Today’s Agenda Introduction and discussion objectives Summary of the Merger Consideration Treatment of Stock Options, RSUs and MSPP units under the Merger Agreement Where to go for more information This is a summary and in the event of a conflict between this summary and the terms of the Merger Agreement or the applicable plan or agreement, the Merger Agreement or the applicable plan or agreement will govern.

Introduction and Objectives Today’s Webcast is being led by Chris Holland, CFO, Betty Larson, VP, Global Human Resources, Kristi Payne Benitez, Staff VP, Compensation and Benefits, and Royal Olson, Sr. Compensation Manager Our main objective is to provide plan participants with an overview of how outstanding equity awards will be treated upon Closing under the terms of the Merger Agreement with Becton Dickinson (BD) Today’s discussion will address the following equity compensation vehicles: Stock Options Restricted Stock Units Management Stock Purchase Program (MSPP) All examples included in this presentation are hypothetical based on the assumptions set forth in this presentation.

Treatment of Existing Equity Awards Overview

Summary of the Merger Consideration For any owned Bard shares that you hold in your brokerage account at the Effective Time of Closing, you will receive the following “Merger Consideration”: Based on the transaction terms and the closing price of BD common stock on 4/21/17, the total value of each Bard share is $317 1 Bard Share à $222.93 (cash) + 0.5077 shares of BD common stock 1 Bard Share à $222.93 (cash) + $94.07 (BD common stock value*) * $94.07 = 0.5077 X $185.29 (the closing price of BD stock on 4/21/17) * $94.07 = 0.5077 X $185.29 (the closing price of BD common stock on 4/21/17). Note that this is illustrative and that the value of the BD common stock portion of the merger consideration will be based on the value of BD common stock at the time of Closing.

Stock Award Exchange Ratio The Stock Award Exchange Ratio is a primary factor in calculating the conversion of the Bard equity awards into awards relating to BD common stock upon Closing The Stock Award Exchange Ratio will be calculated upon Closing as follows: Throughout this presentation, we will be using BD’s 4/21/17 closing price of $185.29 as an example, as shown below: This can be expressed more simply as the following: * Note that the final Stock Award Exchange Ratio will be determined based on the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date.” Stock Award Exchange Ratio = Exchange Ratio + Per Share Cash Amount BD Closing Share Price* Stock Award Exchange Ratio = 0.5077 + $222.93 $185.29* = 0.5077 +1.2031 = 1.7108 Stock Award Exchange Ratio = $317 . $185.29* = 1.7108

Treatment of Existing Equity Awards Stock Options

Stock Options Key Vesting Terms & Conditions* Pre-Merger Vesting Terms Bard Options are scheduled to vest 25% per year, on each of the first four anniversaries of the grant date Any unvested options are forfeited upon your voluntary termination, except in the case of termination for Death, Disability or Retirement Post-Merger Key Vesting Terms As a result of the COC, BD Adjusted SARs would vest upon your termination of employment under certain circumstances during the one-year period following the COC. Please see the Terms and Conditions of your grants for the specific terms applicable to your grants. The applicable post-termination option exercise period is governed by the Terms and Conditions of each grant Vesting schedule, and Death, Disability and Retirement vesting treatment, remain the same as prior to the Merger If you currently hold Bard Options, those options will be converted into stock-settled BD Stock Appreciation Rights (BD Adjusted SARs) at Closing The original vesting schedule and other terms and conditions generally continue to apply, including those related to Change of Control (COC) * Please see LTIP plan document and Terms and Conditions of each grant for specific award terms.

Stock Options Option Conversion Example Each of your Bard Option awards will be converted to an award of BD Adjusted SARs through the following formula: As an example, if you hold an award of 100 Bard Options, you would now hold an award of 171 BD Adjusted SARs: Bard Options Subject to Award X The Stock Award Exchange Ratio = BD Adjusted SARs Subject to Award (Rounded down to the nearest whole share) 100 Bard Options Subject to Award X 1.7108* = 171.08 à 171 BD Adjusted SARs Subject to Award * In this example, the Stock Award Exchange Ratio of 1.7108 assumes the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date” is equal to the closing stock price on April 21, 2017 of $185.29. Assumed Stock Award Exchange Ratio = 1.7108

Stock Options Estimated Value Immediately Following the Closing - Example The exercise price of BD Adjusted SARs is equal to the following: Assuming a $100 Bard Option exercise price, the new exercise price of converted BD SARs would equal: The estimated value of Adjusted SARs is derived from the difference between the BD stock price and the exercise price. Thus, assuming a BD stock price of $185.29 at Closing, the estimated value of 100 Bard Options immediately following the Closing would be as follows: Original (Bard) Exercise Price / The Stock Award Exchange Ratio = BD Adjusted SAR Exercise Price (Rounded up to the nearest whole cent) $100 / 1.7108* = $58.46 100 Bard Options = 171 BD Adjusted SARs = [($185.29 - $58.46) x 171] = $21,688 (approx.) * In this example, the Stock Award Exchange Ratio of 1.7108 assumes the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date” is equal to the closing stock price on April 21, 2017 of $185.29. Assumed Stock Award Exchange Ratio = 1.7108

Treatment of Existing Equity Awards Restricted Stock Units

Restricted Stock Units Key Vesting Terms & Conditions* Pre-Merger Vesting Terms RSUs vest 25% per year, on each of the first four anniversaries of the grant date Any unvested units would be forfeited upon your voluntary termination, except in the case of termination for Death, Disability or Retirement Post-Merger Key Vesting Terms As a result of the CIC, BD Adjusted RSUs would vest upon your termination of employment under certain circumstances during the one-year period following the COC. Please see the Terms and Conditions of your grants for the specific terms applicable to your grants. Vesting schedule, and Death, Disability and Retirement vesting treatment, remain the same as prior to the Merger * Please see LTIP plan document and Terms and Conditions of each grant for specific award terms. If you currently hold Bard RSUs, those RSUs will be converted into BD RSUs (BD Adjusted RSUs) at Closing The original vesting schedule and other terms and conditions continue to apply, including those related to COC

Restricted Stock Units Unit Conversion Example Each of your Bard RSU awards will be converted into an award of Adjusted RSUs through the following formula: As an example, if you hold 100 Bard RSUs, you would now hold 171 Adjusted RSUs: Bard RSUs Subject to Award X The Stock Award Exchange Ratio = BD Adjusted RSUs Subject to Award (Rounded to the nearest whole share) 100 Bard RSUs Subject to Award X 1.7108* = 171.08 à 171 BD Adjusted RSUs Subject to Award * In this example, the Stock Award Exchange Ratio of 1.7108 assumes the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date” is equal to the closing stock price on April 21, 2017 of $185.29. Assumed Stock Award Exchange Ratio = 1.7108

Restricted Stock Units Estimated Value Immediately Following the Closing - Example The value of Adjusted RSUs is equal to the number of units multiplied by the value of BD stock price. Assuming the BD stock price is equal to $185.29 at Closing*, the example from the prior page would be valued as follows immediately following the Closing: 100 Bard RSUs = 171 BD Adjusted RSUs = 171 x $185.29 = $31,685 (approx.) * In this example, the Stock Award Exchange Ratio of 1.7108 assumes the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date” is equal to the closing stock price on April 21, 2017 of $185.29. Assumed Stock Award Exchange Ratio = 1.7108

Treatment of Existing Equity Awards Management Stock Purchase Plan (MSPP)

Management Stock Purchase Plan Key Vesting Terms & Conditions* * Please see LTIP plan document and Terms and Conditions of each grant for specific award terms. ** Treatment of 2014 MSPP Grant is described on a later slide. Pre-Merger Vesting Terms Elective Share Units are 100% vested Premium Share Units vest on the fourth anniversary of grant date Any unvested units would be forfeited upon your voluntary termination, except in the case of termination for Death, Disability or Retirement (in which case, partial vesting occurs) Post-Merger Key Vesting Terms As a result of the COC, BD Adjusted MSPP Units would vest upon your termination of employment under certain circumstances during the one-year period following the COC. Please see the Terms and Conditions of your grants for the specific terms applicable to your grants. 2015 and later MSPP Grants**: If you currently hold Bard MSPP Units (Elective and Premium) that have been granted in 2015 or after, those units will be converted to BD Adjusted MSPP Units at Closing The vesting schedule applicable to MSPP Units and terms and conditions shown at the bottom left will continue to apply Highlights of the revised vesting terms are described at the bottom right

Management Stock Purchase Plan Unit Conversion Example Your unvested Bard MSPP Units will be converted into BD Adjusted MSPP Units through the following formula: As an example, if you hold 100 Bard MSPP Units, you would now hold 171 BD Adjusted MSPP Units MSPP Units Subject to Award X The Stock Award Exchange Ratio = BD Adjusted MSPP Units Subject to Award (Rounded to the nearest whole share) 100 MSPP Units X 1.7108* = 171.08 à 171 BD Adjusted MSPP Units * In this example, the Stock Award Exchange Ratio of 1.7108 assumes the volume-weighted average price of a share of BD common stock for “the 5 consecutive trading day period ending on the trading day immediately preceding the Closing Date” is equal to the closing stock price on April 21, 2017 of $185.29. Assumed Stock Award Exchange Ratio = 1.7108

Management Stock Purchase Plan Estimated Value Immediately Following Closing - Example The value of BD Adjusted MSPP Units is equal to the number of units multiplied by the value of BD stock price. Assuming the BD stock price is equal to $185.29 at Closing, the example from the prior page would be valued as follows as of immediately following Closing: 100 MSPP Units = 171 BD Adjusted MSPP Units = 171 x $185.29 = $31,685 (approx.) Assumed Stock Award Exchange Ratio = 1.7108

Management Stock Purchase Plan Key Vesting Terms & Conditions* * Please see LTIP plan document and Terms and Conditions of each grant for specific award terms 2014 MSPP Grants: If you currently hold Bard MSPP Units that were granted in 2014, those units generally will be cancelled and converted into the right to receive the Merger Consideration upon Closing less applicable withholding: As an example, an employee with 100 MSPP Units granted in 2014 would receive the following: 100 MSPP Units à $22,293.00 (cash) + 50.77 shares of BD stock

Additional Resources

Where to go for more information There are resources available should you have additional questions and need more information Visit the following website for information: https://bardinfocenter.crbard.com and go to Resources > BD Integration To view your current holdings, please log into your Morgan Stanley account at https://www.stockplanconnect.com or contact Morgan Stanley at 800-367-4777 (US) or 801-617-7414 (International) Email any questions to: bardequityquestions@crbard.com